================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT


        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                         COMMISSION FILE NUMBER 1-10718

                                 ---------------

                                CAMCO THRIFT PLAN
                            (FULL TITLE OF THE PLAN)

                                 ---------------


                            CAMCO INTERNATIONAL INC.
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                               7030 ARDMORE STREET
                              HOUSTON, TEXAS 77054
          (ADDRESS, INCLUDING ZIP CODE, OF PRINCIPAL EXECUTIVE OFFICE)

                                 (713) 747-4000
                     (TELEPHONE NUMBER, INCLUDING AREA CODE)





================================================================================

                                CAMCO THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                              --------------------


                                                FINANCIAL STATEMENTS


                                                                                                 PAGE
                                                                                                 -----
         Independent Auditors' Report....................................................        1

         Statements of Net Assets Available for Benefits,
                  December 31, 1997 and 1996.............................................        2

         Statement of Changes in Net Assets Available for Benefits with
                  Fund Information, Year Ended December 31, 1997.........................        3

         Notes to Financial Statements...................................................        4

                                                --------------------


                                               SUPPLEMENTAL SCHEDULES

         Schedule of Assets Held for Investment Purposes,
                  December 31, 1997......................................................        8

         Schedule of Reportable Transactions,
                  Year Ended December 31, 1997...........................................        9

         All other schedules are omitted because they are not applicable, not required or the information is included in the Notes to Financial Statements.



                                   SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         CAMCO THRIFT PLAN

                                         BY     J. CHRISTOPHER HOLLAND
                                           -------------------------------------
                                                J. Christopher Holland
                                           Secretary, Retirement Plan Committee
Date:  June 22, 1998

                          INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of the
Camco Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Camco Thrift Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Camco Thrift Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ LARKIN, ERVIN & SHIRLEY, L.L.P.

Houston, Texas
June 22, 1998

                                CAMCO THRIFT PLAN
                 Statements of Net Assets Available for Benefits
                                   December 31




                                                        1997           1996
                                                    ------------   ------------
                         Assets
Investments:
     At fair value-
         Registered investment company shares:
            IDS International Fund                  $  2,079,321   $  2,085,968
            IDS New Dimensions Fund                   25,333,147     18,517,030
            IDS Stock Fund                            12,164,750      8,112,805
            IDS Mutual Fund                           10,134,740      7,884,154
            IDS Federal Income Fund                   19,307,643     19,726,864
         Camco Stock Fund                              3,388,813        979,661
         Participant notes receivable                  6,594,717      6,473,155
                                                    ------------   ------------
                                                      79,003,131     63,779,637
     At contract value-
            American Express Trust Income Fund II     25,048,609     26,542,619
                                                    ------------   ------------
            Total investments                        104,051,740     90,322,256

Other assets                                                  --             --
                                                    ------------   ------------
            Total assets                             104,051,740     90,322,256


                        Liabilities

Total liabilities                                             --             --
                                                    ------------   ------------
            Net assets available for benefits       $104,051,740   $ 90,322,256
                                                    ============   ============




                     The accompanying notes are an integral
                      part of these financial statements.

                               CAMCO THRIFT PLAN
          Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1997


                                                                   IDS            IDS New          IDS
                                                Camco Stock    International     Dimensions       Stock
                                                    Fund          Fund             Fund           Fund
                                                ------------   -------------    ------------   ------------
Additions
Additions to net assets attributed to:
       Investment income
            Net appreciation/(depreciation)
                 in fair value of investments   $    586,936   $    (56,684)   $  2,831,644   $    524,815
            Interest
            Dividends                                 11,975         86,907       1,882,390      1,667,596
                                                ------------   ------------    ------------   ------------
                                                     598,911         30,223       4,714,034      2,192,411
                                                ------------   ------------    ------------   ------------

       Contributions
            Participants'                            321,984        385,290       2,464,041      1,104,645
            Employer's                                65,895         86,943         523,747        227,440
                                                ------------   ------------    ------------   ------------
                                                     387,879        472,233       2,987,788      1,332,085
                                                ------------   ------------    ------------   ------------
                       Total additions               986,790        502,456       7,701,822      3,524,496
                                                ------------   ------------    ------------   ------------

Deductions
Deductions from net assets attributable to:
       Benefits paid to participants                  67,541        152,967       1,801,797        876,197
       Administrative expenses                           597            853           5,303          2,250
                                                ------------   ------------    ------------   ------------
                       Total deductions               68,138        153,820       1,807,100        878,447
                                                ------------   ------------    ------------   ------------
Net increase prior to interfund transfers            918,652        348,636       5,894,722      2,646,049

Interfund transfers                                1,490,500       (355,283)        921,395      1,405,896
                                                ------------   ------------    ------------   ------------
Net increase/(decrease)                            2,409,152         (6,647)      6,816,117      4,051,945

Net assets available for benefits:
       Beginning of year                             979,661      2,085,968      18,517,030      8,112,805
                                                ------------   ------------    ------------   ------------
       End of year                              $  3,388,813   $  2,079,321    $ 25,333,147   $ 12,164,750
                                                ============   ============    ============   ============


                                                                                American
                                                   IDS             IDS           Express
                                                  Mutual         Federal       Trust Income     Participant
                                                   Fund        Income Fund       Fund II           Notes           Total
                                                ------------   ------------    ------------    ------------    ------------
Additions
Additions to net assets attributed to:
       Investment income
            Net appreciation/(depreciation)
                 in fair value of investments   $     93,978   $    302,913    $  1,528,696    $         --    $  5,812,298
            Interest                                                                                534,904         534,904
            Dividends                              1,434,354      1,200,986              --                       6,284,208
                                                ------------   ------------    ------------    ------------    ------------
                                                   1,528,332      1,503,899       1,528,696         534,904      12,631,410
                                                ------------   ------------    ------------    ------------    ------------

       Contributions
            Participants'                            912,401      1,548,976       1,745,892                       8,483,229
            Employer's                               201,444        507,198         488,970                       2,101,637
                                                ------------   ------------    ------------    ------------    ------------
                                                   1,113,845      2,056,174       2,234,862              --      10,584,866
                                                ------------   ------------    ------------    ------------    ------------
                       Total additions             2,642,177      3,560,073       3,763,558         534,904      23,216,276
                                                ------------   ------------    ------------    ------------    ------------

Deductions
Deductions from net assets attributable to:
       Benefits paid to participants                 836,417      2,321,541       2,513,685         890,644       9,460,789
       Administrative expenses                         2,161          6,631           8,208                          26,003
                                                ------------   ------------    ------------    ------------    ------------
                       Total deductions              838,578      2,328,172       2,521,893         890,644       9,486,792
                                                ------------   ------------    ------------    ------------    ------------
Net increase prior to interfund transfers          1,803,599      1,231,901       1,241,665        (355,740)     13,729,484

Interfund transfers                                  446,987     (1,651,122)     (2,735,675)        477,302              --
                                                ------------   ------------    ------------    ------------    ------------
Net increase/(decrease)                            2,250,586       (419,221)     (1,494,010)        121,562      13,729,484

Net assets available for benefits:
       Beginning of year                           7,884,154     19,726,864      26,542,619       6,473,155      90,322,256
                                                ------------   ------------    ------------    ------------    ------------
       End of year                              $ 10,134,740   $ 19,307,643    $ 25,048,609    $  6,594,717    $104,051,740
                                                ============   ============    ============    ============    ============


                     The accompanying notes are an integral
                      part of these financial statements.

                                CAMCO THRIFT PLAN
                          Notes to Financial Statements
                                December 31, 1997



NOTE 1 - DESCRIPTION OF THE PLAN

The Camco Thrift Plan (the "Plan"), a defined contribution plan, was established on February 1, 1975. It covers substantially all domestic employees and certain employees in foreign service of Camco International Inc. (the "Company"). The following description of the Plan and Plan Amendments is provided for general purposes only. Participants should refer to the Plan Document, as amended, for more complete information.

General

Administration of the Plan is conducted by a committee consisting of five members appointed by the board of directors of the Company. The board of directors has appointed two officers of the Company as Trustees for the Plan. American Express Trust Company is asset custodian and record keeper for the Plan.


Eligibility and Vesting

Employees are eligible to participate in the Plan after completing one hour of service. Participants are fully vested in their contributions and the related earnings/losses. Participants vest in Company matching contributions and related earnings/losses at 20% per year, becoming fully vested after five years of service. In the event the Plan is partially or completely terminated, all participants will become 100% vested in their account balances.


Contributions

Participants may elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $9,500, and have the Company contribute to the Plan on their behalf the amount so deferred. After-tax contributions of up to 10% of compensation are also permitted. The Company makes matching contributions of 50% of participants' pre-tax contributions up to a maximum contribution amount of $1,500 per year.

Expenses

The accounts of participants are charged fees of $2.50 per quarter, which are applied to the cost of administering the Plan. Transaction fees are also charged for participant loans, withdrawals and distributions. For the years ending December 31, 1997 and 1996, the Company elected to pay all administrative expenses in excess of these fees.

Withdrawals

Company matching contributions made before January 1, 1983, and all after-tax contributions may be withdrawn by participants by making written application to the Plan's record keeper. Company matching contributions made after December 31, 1982, pre-tax contributions and rollover contributions may be withdrawn after the participant has attained age 59-1/2 or if the participant suffers an immediate and heavy financial hardship that cannot be satisfied from other reasonably available resources. Additionally, Company matching contributions may be withdrawn only if they have been credited to a participant's account for more than two years. No more than one withdrawal may be made during any calendar quarter.

Loans

Participants may borrow a portion of their account balance to relieve a financial hardship or for any other suitable purpose. Loan amounts are limited in accordance with a formula based on 50% of the present value of a participant's vested account balance, not to exceed $50,000. Loans must be repaid within five years and are secured by the participant's account balance.

Forfeitures

Participants who terminate employment forfeit the non-vested portion of their account. Forfeited amounts will be restored for former participants who resume employment if they repay, within five years, the full amount of termination distribution they received. Amounts forfeited are used first to restore accounts, as above, and then to reduce Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in compliance with generally accepted accounting principles. Certain reclassifications have been made to prior year balances to conform to current year financial statement presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results may differ from those estimates.

Investments in registered investment companies (mutual funds) are valued at quoted market prices. American Express Trust Income Fund II is a collective trust stated at contract value. Units of the Camco Stock Fund, invested primarily in common stock of the Company but also in cash or cash equivalents to provide liquidity, are valued using the quoted market price for Company stock. The average cost method is used to calculate gains and losses on the sale of investments.

NOTE 3 - INVESTMENT PROGRAMS

Participants may invest their account balances and all contributions made to their accounts in the investment choices described below. Investments may be made in one or more of the funds in 1% increments and choices may be changed any business day. The number of participants investing in each fund at December 31, 1997, is shown parenthetically.

         IDS International Fund (337 participants)

                  A specialty growth fund for aggressive investors whose objective is long-term growth of capital that invests in common stocks of foreign companies.

         IDS New Dimensions Fund (1,102 participants)

                  A growth fund for aggressive investors whose objective is long-term growth of capital that invests in a portfolio of company stocks in which powerful economic and/or technical changes may take place.

         IDS Stock Fund (800 participants)

                  A growth and income fund for investors with moderate tolerance for risk whose objective is current income and growth of capital that invests in a portfolio of medium to large, well-established U. S. company common stocks.

         IDS Mutual Fund (725 participants)

                  A growth and income fund for investors with moderate tolerance for risk whose objective is balance of growth of capital and current income that invests in a portfolio of common and preferred stocks and bonds.

         IDS Federal Income Fund (1,179 participants)

                  An income fund for conservative investors whose objective is current income and preservation of capital that invests in a portfolio of U. S. government and government agency securities.

         American Express Trust Income Fund II (1,274 participants)

                  A stable capital fund for conservative investors whose objective is to preserve principal and income while maximizing current income that invests in investment contracts and stable value contracts.

         Camco Stock Fund (411 participants)

                  A Company stock fund for aggressive investors whose objective is growth of capital and dividend income that invests in Company common stock. Participants may invest no more than 25% of their account balances and/or contributions in this fund.

NOTE 4 - REGULATORY STATUS OF THE PLAN

In a determination letter dated September 11, 1995, the Internal Revenue Service (the "IRS") stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Company matching contributions will not be required to be included in participants' taxable income until they are distributed to the participants.

Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code. They believe, therefore, that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is also in compliance with the provisions of the ERISA.

On February 26, 1996, July 16, 1996, and February 19, 1997, the Plan was amended
(1) to increase the maximum amount of Company matching contributions per participant to $1,500 per year effective January 1, 1996, (2) to reduce the service requirement for early retirement from ten years to five years effective January 1, 1996, (3) to establish an investment fund comprised of Company common stock effective August 1, 1996, and (4) to provide employees of acquired business units with vesting service credit for pre-acquisition service. None of the amendments had a material effect on the December 31, 1997, Financial Statements.

NOTE 5 - SUBSEQUENT EVENTS

The Plan was amended and restated on April 21, 1998, to incorporate changes to the Internal Revenue Code and ERISA as a result of the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997. The amended Plan was filed with the IRS prior to its adoption and, on February 19, 1998, the IRS issued a favorable determination letter. None of the changes will have a material financial effect on Plan operations.

On June 19, 1998, the Company announced the signing of a definitive merger agreement with Schlumberger Technology Corporation, a wholly owned subsidiary of Schlumberger Limited. The agreement is subject to regulatory approvals and the approval of the shareholders of both companies. Closing is expected to take place by the end of 1998. Although Schlumberger sponsors defined contribution plans similar to the Plan, the effect of the merger agreement on the continuation of the Plan is not determinable at this time. The Company has reserved the right to terminate the Plan at any time by resolution of the board of directors.

           Line 27a- Schedule of Assets Held for Investment Purposes
                               Camco Thrift Plan
                            EIN: 13-3517570; P/N 001
                               December 31, 1997






                                                           (c)
                                                 Description of investment
                 (b)                             including maturity date,
           Identity of issue,                        rate of interest,                                           (e)
         borrower, lessor, or                       collateral, par or                        (d)              Current
(a)         similar party                            maturity value                          Cost               Value
---      ------------------------                -------------------------               --------------    -----------------
         Participant loans                       7% - 12% interest                       $           --    $       6,594,717

         Camco Stock Fund                        Employer common stock
                                                    186,650 units                             2,784,543            3,388,813

         American Express Trust                  Common/collective trust
              Income Fund II                     1,440,072 shares                            21,912,965           25,048,609

                                                 Registered investment
                                                 companies:
         IDS International Fund                     204,035 shares                            2,157,212            2,079,321

         IDS New Dimensions Fund                    1,061,652 shares                         19,753,491           25,333,147

         IDS Stock Fund                             498,842 shares                           11,143,728           12,164,750

         IDS Mutual Fund                            738,253 shares                            9,794,401           10,134,740

         IDS Federal Income Fund                    3,818,759 shares                         19,301,614           19,307,643
                                                                                         --------------    -----------------
                                                                                         $   86,847,954    $     104,051,740
                                                                                         ==============    =================

                 Line 27d- Schedule of Reportable Transactions
                               Camco Thrift Plan
                            EIN: 13-3517570; P/N 001
                      For the Year Ended December 31, 1997





        (a)                                                              (c)                 (d)             (i)
    Identity of                              (b)                      Purchase             Selling         Net gain
  party involved                   Description of asset                 price               price          or (loss)
------------------------          -------------------------        --------------       -------------   --------------
Camco Stock Fund                  Employer common stock            $    2,452,125       $     650,572   $      177,362
                                  137 purchases, 70 sales

American Express Trust            Common/collective trust
   Income Fund II                 78 purchases,  160 sales              5,076,127           7,914,690          875,201
                                  Registered investment
                                  companies:
IDS International Fund             89 purchases, 126 sales                925,751             871,384           22,360

IDS New Dimensions Fund           147 purchases, 118 sales              8,501,403           4,503,790        1,243,139

IDS Stock Fund                    136 purchases, 116 sales              5,285,916           1,773,496          315,304

IDS Mutual Fund                   126 purchases, 118 sales              3,875,746           1,731,537          197,900

IDS Federal Income Fund           248 purchases, 173 sales              5,163,374           5,844,051          (66,343)
                                                                   --------------       -------------   --------------
                                                                   $   31,280,442       $  23,289,520   $    2,764,923
                                                                   ==============       =============   ==============